138 Bartlett Street, Marlboro, MA 01752 USA
TL: 508.357.2221 FX: 508.229.0747 www.evergreensolar.com
January 16, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Gary Todd, Reviewing Accountant

Re:	Evergreen Solar, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 27, 2008 Form 10-Q for the Quarter Ended September 27, 2008 Filed on November 5, 2008 File No. 000-31687
Ladies and Gentlemen:
     On behalf of Evergreen Solar, Inc. (the “Company”), I am responding to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated December 18, 2008 (the “Comment Letter”) relating to the above referenced filings. For your convenience, I have repeated the comments contained in the Comment Letter below in bold type before our response.
Form 10-K as of December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Critical Accounting Policies and Estimates, page 36
Warranty
1.	We see that the accrual for warranties is $705,000 at each year-end since 2004. In future filings please expand the critical accounting policies disclosure to more fully and specifically explain the basis for your conclusion that you have provided an appropriate accrual for warranties. We see, for instance, your response to comment four in your letter to us dated February 13,

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January 16, 2009

2007 which sets forth specific detail about the basis for your accrual. It may be appropriate to make disclosure as set forth in the last paragraph of that response, updated for any developments since the date of that response. In that regard, we see that you recorded a charge to increase the warranty liability in 2008.
RESPONSE :
In response to the Staff’s comment, we will expand our critical accounting disclosure in future filings to more fully explain the basis for our conclusion that we believe we have adequately provided for warranty claims.
Financial Statements
Consolidated Statements of Operations, page F-4
2.	We see that you disaggregate revenues between “Product” and “Royalty and fee” while costs of revenues is not similarly disaggregated. Please tell us why you should not similarly disaggregate costs of revenues. Refer to rule 5-03(b) of Regulation S-X.
RESPONSE:
Under the terms of our sales agreement with EverQ (1), we market and sell all solar panels manufactured by EverQ under the Evergreen Solar brand, as well as manage the associated customer relationships and contracts. In exchange for this service, we receive a selling fee from EverQ. The costs associated with the combined Evergreen and EverQ sales and marketing effort reside within the selling, general and administrative line of our operating expenses. When the sales agreement with EverQ was executed, we did not increase our existing sales and marketing base costs in order to separately support the agreement. Therefore, we do not allocate a portion of our existing cost structure from our selling, general and administrative operating expenses to cost of revenue.
In addition to the selling fee we earn a royalty from EverQ, based upon contractual rates, on sales of product manufactured and shipped by them. We do not incur costs associated with the manufacture and shipment of product by EverQ and, as a result, do not report cost of revenue.
(1) In November 2008, EverQ GmbH, a German limited liability company, was converted into a German stock corporation and changed its name to Sovello AG.

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Note 2, Summary of Significant Accounting Policies, page F-8
Cash and Marketable Securities
3.	With respect to marketable securities, in future filings please separately show gross unrealized gains and gross unrealized losses, to the extent applicable. Please also provide disclosure about contractual maturities. Refer to paragraphs 19 and 20 of SFAS 115.
RESPONSE:
In response to the Staff’s comment, we will separately show in future filings gross unrealized gains and gross unrealized losses, to the extent applicable. In addition, we will provide disclosure about contractual maturities.
Inventory, page F-10
4.	We see the significant increase in non-refundable deposits for prepaid inventory. In future filings please disclose how you assess the carrying amount of this asset for impairment. Please also disclose how you determine current and long-term portions of prepaid inventory.
RESPONSE:
In response to the Staff’s comment, we will disclose in future filings how we assess the carrying amount of the non-refundable prepaid inventory deposits for impairment. In addition, we will disclose the method that we utilize for categorizing the current and long-term portions of prepaid inventory.
Fair Value of Financial Instruments, page F-14
5.	Please expand the SFAS 107 disclosure in future filings to also provide fair value disclosure about your debt.
RESPONSE:
In response to the Staff’s comment, we will expand our SFAS 107 disclosure in future filings to provide fair value disclosure about our debt.

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January 16, 2009

Note 16, Related Party Transactions, page F-28
6.	In future filings please disclose significant amounts attributed to related parties on the face of the financial statements. For instance, we see that the amount due to EverQ as of December 31, 2007 is significant to your liabilities. Refer to Rule 4-08(k) of Regulation S-X.
RESPONSE:
In response to the Staff’s comment, we will include amounts due to/from EverQ on the face of our financial statements in future filings.
Form 10-K/A filed August 18, 2008 and Form 10-K/A filed April 29, 2008
7.	We see that neither of these amendments includes complete officer certifications required by Exchange Act Rule 13a-14(a). While you may omit paragraph three of the certification in an amendment that does not include financial statements, please tell us what you relied on in concluding that you were not required to present paragraphs four and five of the certifications in the amendments. We refer you to Exchange Act Rule 12b-15 and Question 5 of “Sarbanes-Oxley Act — Frequently Asked Questions.”
RESPONSE:
In omitting paragraphs four and five of the certifications specified in Exchange Act Rule 13a-14(a), we relied on two sources. First, we considered the guidance provided by The Corporate Counsel which has indicated in its FAQs that the following “decision tree” for Section 302 CEO/CFO certifications (i.e., the certifications required by Exchange Act Rule 13a-14(a)) for amended filings should be followed:
•	Paragraphs 1 and 2 must always be included (i.e., CEO/CFO has read the report; no material misstatements or omissions)

•	Paragraph 3 (financial statements fairly present) may be omitted if there are no financial statements in the amended filing (e.g., financial statements are not being amended)

•	Paragraph 4 (controls and procedures) may be omitted if the amendment does not contain an amendment to the Reg. S-K Item 307 & 308 disclosure about the evaluation of disclosure controls and procedures and internal controls for financial reporting

•	Paragraph 5 (discussions with audit committee) may be omitted if the amendment does not contain an amendment to the Reg. S-K Item 307 & 308 disclosure about the evaluation of disclosure controls and procedures and internal controls for financial reporting
Second, guidance from the SEC regarding the omission of paragraphs 4 and 5 from special financial reports supports our decision not to include those paragraphs in our amendments to our Form 10-K filing

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January 16, 2009

for the fiscal year ended December 31, 2007. The applicable Compliance and Disclosure Interpretation is found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm and reads as follows:
Section 261. Rule 13a-14
261.01 An issuer filing a special financial report on Form 10-K under Rule 15d-2 must file the certification required by Item 601(b)(31) of Regulation S-K, but may omit paragraphs 4 and 5 of the certification because the report will contain only audited financial statements and not Item 307 or 308 of Regulation S-K disclosures. [September 30, 2008]
Based on these sources and the fact that the two amendments in question did not contain or amend any disclosure made in the applicable Form 10-K under Item 307 or 308 of Regulation S-K, we believe it was appropriate to omit paragraphs 4 and 5 of the certifications specified in Exchange Act Rule 13a-l4(a). It is our understanding from discussions with our outside counsel at Goodwin Procter and a cursory review of other Exchange Act filings, that other registrants are following the foregoing guidance when determining whether to include paragraphs 4 and 5 in their Rule 13a-14(a) certifications under comparable circumstances.
Form 10-Q as of September 27, 2008
Note 7, Long-term Debt, page 10
8.	In light of the increasing amount of capitalized interest, in future filings please provide an accounting policy disclosure for interest capitalization. It may be appropriate to present this disclosure with the accounting policy for fixed assets in your 2008 Form 10-K.
RESPONSE:
In response to the Staff’s comment, we will expand our accounting policy disclosure in future filings to include the capitalization of interest.
9.	Unless not significantly different from the stated rate, in future filings please also disclose the effective rate of interest on the 2008 Senior Convertible Notes.
RESPONSE:
In response to the Staff’s comment, we will disclose the effective rate of interest on our 2008 Senior Convertible Notes in future filings.

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January 16, 2009

10.	In future filings please provide disclosure describing your evaluation of the accounting for the conversion feature of the 2008 Senior Convertible Notes, including a description of the basis in GAAP for your conclusion.
RESPONSE:
In response to the Staff’s comment, we will add the following disclosure in future filings describing the accounting for the conversion feature of our 2008 Senior Convertible Notes:
“In accordance with EITF 90-19 “Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion” and the subsequent guidance in EITF 03-7, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock”, the Senior Notes have been accounted for like traditional convertible debt, with no bifurcation of the conversion feature recognized as a separate asset or liability.”
11.	As a related matter, please tell us whether you believe that FSP APB 14-1 will be applicable to the 2008 Senior Convertible Notes. In your response please explain the basis for your conclusion.
RESPONSE:
We believe that FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”) is applicable to our 2008 Senior Convertible Notes (“Senior Notes”). FSP No. APB 14-1 requires issuers to account for separately the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.
At maturity and upon certain other events, including a change of control and when the trading price of our common stock exceeds 130% of the then effective conversion price, the Senior Notes are convertible into cash up to their principal amount and shares of our common stock for the remainder, if any, of the conversion value in excess of such principal amount at the initial conversion rate of 82.5593 shares of common stock per $1,000 principal amount of Senior Notes (equivalent to an initial conversion price of $12.1125 per share). Subject to certain exceptions and limitations, the holder of a note for $1,000 principal amount that is converted when our common stock is trading at the conversion price of $12.1125 (or lower) would receive $1,000 (or less) in cash, and the holder of a note for $1,000 principal amount that is converted when our common stock is trading above the conversion price of $12.1125 would receive $1,000 in cash and shares of our common stock to the extent that the market value of our common stock multiplied by the conversion rate, which is initially 82.5593, exceeds $1,000. If a non-stock change of control occurs and a holder elects to convert Senior Notes in connection with such non-stock change of control, such holder may be entitled to an increase in the conversion rate. We believe that the above

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described embedded conversion feature is within the scope of FSP No. APB 14-1 and satisfies the requirements for bifurcation beginning in the first quarter of 2009.
12.	In future filings please clarify the accounting for the $39.5 initially paid for the capped-call arrangement with Lehman. Also address the basis in GAAP for your conclusion.
RESPONSE:
In response to the Staff’s comment, we will further clarify in future filings the accounting and basis in GAAP for the $39.5 million initially paid for the capped call arrangement entered into with Lehman by adding the following additional disclosure:
“In accordance with FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both
Liabilities and Equity” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the capped call instrument has been classified as equity and therefore the up-front capped call premium plus the present value of the future installments were recorded in additional paid-in capital. As this instrument does not qualify as a derivative under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, it will not be subject to mark to market adjustments in future periods.”

U.S. Securities and Exchange Commission
January 16, 2009

*****
In connection with our response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding this response to me at (508) 251-3244. Thank you for your assistance.

Sincerely,
/s/ Michael El-Hillow
Michael El-Hillow
Chief Financial Officer